DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNO
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212-450-4000
FAX 212-450-3800

WRITER'S DIRECT

(212) 450-4560

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

17-22, AKASAKA 2-CHOME
MINATO-KU, TOKYO 107-0052

3A CHATER ROAD
HONG KONG

File No. 82-4939

August 6, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following:

- January - June 2002 Results of Grupo Ferrovial
- Comments on the January-June 2002 results of Grupo Ferrovial

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

dlw 8/7

Very truly yours,

Lillian R. Saldanha

Lillian R. Saldanha
Legal Assistant

JANUARY - JUNE
2002
RESULTS

ferrovial

Contents

Ferrovial – Results January - June 2002– Amounts in millions of euros

1. Key figures

✓ **Net attributable income** amounted to 327.6 million euros, **184% higher** than in the same period in 2001. ***Excluding extraordinary items***, it would have grown by *29%*.

✓ **Operating income increased by 53%,** from 157.9 million euros to 242.4 million euros.

- **Financials**

	June 02	June 01	Change (%)
Net income	327.6	115.3	184
EPS	2.34	0.82	184
Operating income	242.4	157.9	54
Net revenues	2,312.4	1,850.3	25
Net financial debt/(Cash)	(122)	584	
Leverage	-	49%	
Gross investments	637	301	

- **Operating figures**

	June 02	June 01	Change (%)
Construction backlog	6,119	5,566	10
Real estate pre-sales	297	333	-10
Real estate backlog	859	862	
Services backlog	811	716	13
Toll road traffic performance (ADT)			
Autema	14,552	13,979	4
Ausol	13,421	11,766	14
407 ETR	243,778	217,977	12
Airports (passengers)			
Bristol	1,512,635	1,081,995	40%

- **Highlights**

✓ The MIG transaction was completed in January 2002.

✓ An additional 5.8% stake in 407 ETR (Canada) was acquired in March 2002.

✓ The M45 toll road and the Artxanda tunnel opened in May 2002.

✓ The concession for Sydney Airport (Australia) was obtained in June 2002.

Ferrovial – Results January - June 2002– Amounts in millions of euros

1.1. Breakdown by division

- **Sales by division**

	June 02	June 01	Change (%)
Construction	1,712.8	1,527.0	12.2
Real estate	316.6	130.7	142.2
Concessions	203.6	151.0	34.8
Services	156.5	99.4	57.4
Adjustments	-77.1	-57.8	
Total	**2,312.4**	**1,850.3**	**25.0**

- **Operating income by division**

	June 02	June 01	Change (%)
Construction	57.4	48.8	17.6
Real estate	61.4	41.0	49.8
Concessions	94.7	68.0	39.3
Services	6.9	4.6	50.0
Adjustments/Other	22.0	-4.5	
Total	**242.4**	**157.9**	**53.5**

- **Operating margin by division**

	June 02	June 01
Construction	3.4%	3.2%
Real estate	19.4%	31.4%
Concessions	46.5%	45.0%
Services	4.4%	4.6%
Consolidated group	**10.5%**	**8.5%**

- **Earnings before taxes (EBT) by division**

	June 02	June 01	Change (%)
Construction	75.1	61.2	22.7
Real estate	51.1	38.9	31.4
Concessions	65.4	48.7	34.3
Services	2.5	2.4	4.2
Adjustments (*)	249.9	17.2	-
Total	**444.0**	**168.4**	**163.7**

(*) In 2002, this item relates basically to the gain on the MIG transaction.

Ferrovial – Results January - June 2002– Amounts in millions of euros

2. Income statement

	Jun 02	Jun 01	Change (%)	% Sales Jun 02	% Sales Jun 01
Net sales	2312.4	1850.3	25.0	100.0	100.0
Other revenues	39.1	6.2	530.6	1.7	0.3
Variation in finished product and work in progress inventories	85.0	43.5	95.4	3.7	2.4
Total operating revenues	**2436.5**	**1900.0**	**28.2**	105.4	102.7
Outside and operating expenses	1805.6	1422.2	27.0	78.1	76.9
Personnel expenses	328.7	275.3	19.4	14.2	14.9
Depreciation	31.1	31.3	-0.6	1.3	1.7
Provision to reversion reserve	8.8	3.9	125.6	0.4	0.2
Variation in operating provisions	20.0	9.4	112.8	0.9	0.5
Total operating expenses	**2194.2**	**1742.1**	**26.0**	94.9	94.2
NET OPERATING INCOME	242.4	157.9	53.5	10.5	8.5
Financial revenues	35.3	27.5	28.4	1.5	1.5
Financial expenses	-71.9	-48.6	47.9	-3.1	2.6
Financial result	-36.6	-21.1	73.5	-1.6	-1.1
Share in income of equity-accounted affiliates	11.4	5.2	119.2	0.5	0.3
Amortization of goodwill in consolidation	-13.2	-7.1	85.9	-0.6	-0.4
INCOME FROM ORDINARY ACTIVITIES	**204.0**	**134.9**	**51.2**	**8.8**	**7.3**
Extraordinary result	240.0	33.6	614.3	10.4	1.8
INCOME BEFORE TAXES	**444.0**	**168.4**	**163.7**	**19.2**	**9.1**
Company tax	-139.0	-48.9	184.3	-6.0	-2.6
CONSOLIDATED INCOME	**305.0**	**119.5**	**155.2**	13.2	6.5
Minority shareholders	22.6	-4.2	-638.1	1.0	-0.2
ATTRIBUTABLE NET INCOME	327.6	115.3	184.0	14.2	6.2

Ferrovial – Results January - June 2002– Amounts in millions of euros

2.1. Net revenues - Sales

Sales increased by **25%.**

The individual lines of business performed as follows:

	June 02	June 01	Change (%)
Construction	1,712.8	1,527.0	12.2
Real estate	316.6	130.7	142.2
Concessions	203.6	151.0	34.8
Services	156.5	99.4	57.4
Adjustments (*)	-77.1	-57.8	
Total	**2,312.4**	**1,850.3**	**25.0**

(*)This item relates to consolidation adjustments for intra-group sales.

The main factors behind these growth figures were:

- Construction: sharp increase in the pace of production, primarily in Spain (+24%) due to construction work on concessions which will open this year (the Artxanda tunnel and the Estepona-Guadiaro and M-45 toll roads).
- Concessions: increase in revenues from 407 ETR and Ausol, which recorded sales up 34% and 14%, respectively.
- Real estate: increase in homes delivered, so there are 2.5 times more sales than in June 2001.

Sales by area

	30/06/02		30/06/01		Var.%
Spain	1,703	74%	1,268	69%	34%
Other countries	609	26%	582	31%	5%
TOTAL	2,312	100%	1,850	100%	25%

The countries which made the greatest contribution to sales were: Poland (10%), Canada (4%), Portugal (5%) and Chile (5%).

Ferrovial – Results January - June 2002– Amounts in millions of euros

2.2. Other revenues

Other revenues include mainly 24 million euros of capitalized financial expenses on the toll roads under construction.

2.3. Operating income

Operating income grew by **54%**. The breakdown by line of business is as follows:

	June 02	June 01	Change (%)
Construction	57.4	48.8	17.6
Real estate	61.4	41.0	49.8
Concessions	94.7	68.0	39.3
Services	6.9	4.6	50.0
Adjustments/Other	22.0	-4.5	
Total	**242.4**	**157.9**	**53.5**

The operating margin widened to 10.5% (from 8.5% in June 2001).

The construction business expanded, fuelled by higher volumes and wider margins.

The real estate division grew considerably due to a sharp increase in revenues, despite practically no land sales (which contributed 30 million euros to operating income in the first half of 2001).

Concessions recorded the highest growth due to favorable traffic performance on the toll roads (see Annex).

The "Other" item includes 24 million euros of capitalized financial expenses on the Santiago-Talca toll road, which is under construction.

Contribution to operating income by division

	% 02	% 01
Construction	26	30
Real estate	28	25
Concessions	43	42
Services	3	3

Ferrovial – Results January - June 2002– Amounts in millions of euros

2.4. Financial result

	June 02	June 01
Concession companies	-41.0	-10.3
Rest of group	4.4	-10.8
TOTAL	-36.6	-21.1

Concession companies registered higher **net financial expenses** due primarily to consolidating the Santiago-Talca project in September 2001 (US$421 million in debt). The amount includes 24 million euros of financial expenses on toll roads under construction, which according to the Spanish law are capitalized as indicated in 2.2.

The rest of the group recorded a mildly positive **net financial result** due mainly to completing the agreement with Macquarie in mid-January: this resulted in a cash inflow of 816 million euros, thereby eliminating the group's debt and putting its cash balance into the black.

At the **end of the first half**, the net **cash balance** came to **122 million euros** (excluding the debt at concession companies, which is without recourse to Ferrovial) compared with a debt of 584 million euros in June 2001. The net cash position declined by 256 million euros during the second quarter due to investments.

Leverage disappeared, compared with 49% in June 2001.

2.5. Equity-accounted affiliates

Earnings from equity-accounted affiliates rose sharply to 11.4 million euros, generated primarily by the real estate division (6.8 million euros), which sold a building under the joint venture with Morgan Stanley.

2.6. Extraordinary results

Extraordinary results amounted to 240 million euros, due primarily to the conclusion of the agreement with Macquarie. The major items are as follows:

Income from MIG	382
Provisions for international investments	-150

Ferrovial – Results January - June 2002– Amounts in millions of euros

The group has set aside a provision of 150 million euros for prudence and to cover any adverse effects which the current situation in Argentina may have on neighboring countries, since the Ferrovial group and Cintra are present in Latin America (mainly Chile).

2.7. Taxes

The book expense for taxes amounts to 139 million euros due to the effects of the MIG deal, which was taxed at 18% (70 million euros).

But for this effect, the group would have been subject to a tax rate of 33.5%.

2.8. Net income

Net income soared 184%, to 327 million euros.

Excluding extraordinary results in the two financial years, net income would have risen 29% (pro forma).

	June 02	June 01	Change (%)
Income on ordinary activities	204.0	134.9	**51%**
Tax rate	34%	29%	
Taxes	-68.3	-39.1	
Income before minority interests	135.7	95.8	42%
Minority interests	-17.4	-4.2	
Net income	118.3	91.6	**29%**

Ferrovial – Results January - June 2002– Amounts in millions of euros

3. Analysis by line of business

3.1. Construction

	June 02	June 01	Change (%)
Sales	1,712.8	1,527.0	12.2
Operating income	57.4	48.8	17.6
Operating margin	*3.4%*	*3.2%*	
EBT	75.1	61.2	22.7
EBT margin	*4.4%*	*4.0%*	
Backlog	6,119	5,566	9.9
Capital expenditure	31	25	

Sales increased sharply due to the boom in domestic construction combined with **growth in the operating margin** (up 20 basis points, to 3.4%).

Despite the sturdy pace of production, the backlog rose to 6.1 billion euros (from 5.6 billion euros), similar to the level at the end of the first quarter.

- **Construction figures excluding Budimex**

	June 02	**June 01**	**Change (%)**
Sales	1,507.4	1,286.0	17.2
Operating income	62.7	51.6	21.6
Operating margin	*4.2%*	*4.0%*	
EBT	87.6	73.8	18.6
EBT margin	*5.8%*	*5.7%*	

The pace of production increased 17%, driven by construction of concessions which will become operational this year (the Artxanda tunnel and the M-45 and Estepona-Guadiaro toll road).

Excluding Budimex, the operating margin came to 4.2%.

- **Budimex construction figures**

	June 02	**June 01**	**Change (%)**
Sales	209.7	241.2	-13.0
Operating income	-5.3	-2.8	-89.3
Operating margin	*-2.5%*	*-1.1%*	
EBT	-12.5	-12.6	1.3%
EBT margin	*-5.9%*	*-5.2%*	

Ferrovial – Results January - June 2002– Amounts in millions of euros

Budimex's operating income deteriorated year-on-year although it improved significantly quarter-on-quarter.

	Sales	Operating income	Operating margin
January-March 2002	69.1	-2.6	-3.8%
April-June 2002	140.6	-2.7	-1.9%
January-June 2002	209.7	-5.3	-2.5%

Ferrovial obtained a US$ 200 million contract to build the new Warsaw airport terminal, which will double its capacity to 12.5 million passengers per year in preparation for Poland's entry into the European Union.

Ferrovial participates in this project via Ferrovial Agromán (57.5%) and Polish subsidiary Budimex (37.5%), with local partner Lamela Estudio (5%).

3.2. Real estate

	June 02	June 01	Change (%)
Sales	316.6	130.7	142.2
Operating income	61.4	41.0	49.8
Operating margin	*19.4%*	*31.4%*	
EBT	51.1	38.9	31.4
EBT margin	*16.1%*	*29.8%*	
Pre-sales	297	333	-10.9
Backlog	859	862	-0.3
Capital expenditure	171.9	122.5	

Sales rose **142%**, which is particularly positive since land sales amounted to 52 million euros in the first half of 2001.

Operating income increased by **50%** despite the fact that land sales contributed 30 million euros to operating income as at June 2001. The operating margin stood at 19.4% (lower than the June 2001 figure, which was boosted by the 57% operating margin on land sales).

The **backlog** amounted to 859 million euros, slightly higher than in March and the same as last year despite sharp growth in book sales.

Pre-sales declined 11% in the first half (improving on the 19% decrease in the first quarter) compared to a particularly strong first half in 2001, when the Sanchinarro development was marketed.

Ferrovial – Results January - June 2002– Amounts in millions of euros

The **breakdown by activity** is as follows:

	June 02	June 01	%
Direct home developments			
Sales	230.4	53.3	332%
Gross income	47.5	8.6	451%
Gross margin	20.6%	16.2%	
Condominium developments			
Sales	37.9	25.7	48%
Gross income	18.2	7.2	155%
Gross margin	48.1%	27.9%	
Land sales			
Sales	10.3	51.8	
Gross income	0.0	32.5	
Gross margin	-0.4%	62.7%	
Realty brokerage (Don Piso)			
Sales	34.7	0	
Gross income	21.2	0	
Gross margin	61.0%		
Tertiary			
Sales	4.5	0	
Gross income	3.2	0	
Gross margin	70.7%		
Intra-group adjustments			
Sales	-1.1	0	
Gross income	0.0	0	
Total sales	**316.6**	**130.7**	**142%**
Total gross income	90.0	48.3	
Gross margin	28.4%	37.0%	
Operating expenses	-28.5	-7.4	
Operating income	**61.4**	**41.0**	**50%**
Operating margin	19.4%	31.4%	

	June 02	June 01	
Total development sales	268.3	79.0	240%
Gross income	65.7	15.8	317%
Gross margin	24%	20%	

Ferrovial – Results January - June 2002– Amounts in millions of euros

3.3. Concessions

	June 02	June 01	Change (%)
Sales	203.6	151.0	34.8
Operating income	94.7	68.0	39.3
Operating margin	*46.5%*	*45.0%*	
EBT	65.4	48.7	34.3
EBT margin	*32.1%*	*32.3%*	
Capital expenditure	393	139	

Sales gained considerably due to an increase in revenues at 407 ETR (+35%) and Ausol (+14%), the greater contribution from airports and the contribution from the Chilean toll roads.

The Chilean toll roads contributed 21.8 million euros to revenues and 15 million euros to operating income.

Bristol airport increased passenger numbers by 40% to 1.5 million through June.

Pre-tax income does not include 232 million euros of extraordinary results, which arose from the MIG deal and a provision (see page 7).

Breakdown by business area

		June 02	June 01	Change (%)
Toll roads	Revenues	153.4	108.0	42.0
	Operating income	83.2	56.3	47.8
	Operating margin	54.2%	52.1%	
Car parks	Revenues	35.3	31.7	11.4
	Operating income	7.5	8.2	-8.5
	Operating margin	21.2%	25.9%	
Airports *	Revenues	15.0	11.2	33.9
	Operating income	3.7	3.5	5.7
	Operating margin	24.7%	31.3%	

(*) Figures for 50% (proportional consolidation)

Operating income at airports include 1.5 million euros in expenses related to parent company Ferrovial Aeropuertos.

In the first half of 2002, Ferrovial obtained the contract to operate Sydney airport in the world's largest airport privatization for 3,850 million euros (AUD 6,300 million). Ferrovial has a 20% stake and has invested 233 million euros in equity (AUD 385 million euros).

Ferrovial – Results January - June 2002– Amounts in millions of euros

3.4. Services

	June 02	June 01	Change (%)
Sales	156.5	99.4	57.5
Operating income	6.9	4.6	49.7
Operating margin	*4.4%*	*4.6%*	
EBT	2.5	2.4	
EBT margin	*1.6%*	*2.4%*	
Backlog	811	716	13.3
Capital expenditure	4.1	7.3	

Sales and operating income improved considerably, with stable margins. Consolidation of Eurolimp, acquired at the end of 2001, contributed 41 million euros to sales and -0.6 million euros to operating income.

Excluding Eurolimp, sales would have grown by 16% and operating income by 63%, and the operating margin would have been 6.5%.

Ferrovial – Results January - June 2002– Amounts in millions of euros

4. Consolidated balance sheet as at 30-06-02

	June 02	Dec. 01
Due from shareholders for uncalled capital	8.7	12.2
FIXED ASSETS	**5.842,6**	**5,781.4**
Start-up expenses	9.0	5.5
Intangible assets	154.4	176.7
Tangible fixed assets	4,823.3	4,907.0
Long-term financial investments	802.6	624.1
Shares of the controlling company held for long term	53.3	68.1
GOODWILL IN CONSOLIDATION	**357,7**	**222.5**
DEFERRED CHARGES	**810,9**	**752.6**
CURRENT ASSETS	**4.220,0**	**4,212.6**
Inventories	1,101.4	1,021.8
Accounts receivable	1,849.7	1,878.6
Cash and cash equivalents	1,206.4	1,252.2
Toll road concession companies	335.4	451.2
Other companies	871.0	801.0
Accrual adjustments	62.5	60.1
TOTAL ASSETS	11,239.9	10,981.3
SHAREHOLDERS' EQUITY	**1.454,8**	**1,197.7**
MINORITY INTERESTS	**770,3**	**425.3**
NEGATIVE DIFFERENCE IN CONSOLIDATION	**8,3**	**8.4**
DEFERRED REVENUES	**55,8**	**51.6**
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**249,4**	**105.5**
LONG-TERM DEBT	**5.040,0**	**5,539.3**
Interest-bearing debt	4,576.9	5,245.4
Toll road concession companies	4,173.0	4,348.6
Other companies	403.9	896.8
Trade accounts payable	463.1	293.9
CURRENT LIABILITIES	**3.509,9**	**3,562.2**
Interest-bearing debt	494.1	348.3
Toll road concession companies	148.7	157.2
Other companies	345.4	191.1
Trade accounts payable	2,354.6	2,451.1
Other current liabilities	573.0	691.0
Accrual adjustments	88.1	71.8
PROVISIONS FOR CONTINGENCIES AND EXPENSES	**151,2**	**91.3**
TOTAL LIABILITIES	11,239.9	10,981.3

Ferrovial – Results January - June 2002– Amounts in millions of euros

4.1 Net cash position at 30-06-02

	Ferrovial	Concessionaries	Total
Debt	*749,2*	*4.321,7*	*5.071,0*
Cash & cash equivalents	*871,0*	*335,4*	*1.206,4*
Net position	**121,8**	-3.986,3	-3.864,6

Ferrovial has a **net cash position of 122 million euros** (the concessionaries' debt appearing in the balance sheet is without recourse to Ferrovial), after receipt of 816 million euros in January from the Cintra capital increase subscribed by Macquarie.

4.2 Gross capital expenditure in the period

Construction	30.9
Real estate	171.9
Concessions	392.7
Services	4.1
Telecommunications	32.6
TOTAL	**637.3**

In the first half of 2002, the major investments were made in concessions, most notably 233 million euros to acquire a 19.6% stake in the Sydney airport concession. Ferrovial also invested 127 million euros to acquire an additional 5.8% of 407 ETR (Toronto).

The investment in the real estate division was to acquire land.

The major capital expenditure in telecommunications consisted of the payment for the ONO capital increase.

Ferrovial – Results January - June 2002– Amounts in millions of euros

5. Annex I – Performance by the main toll roads

- *407 ETR*

	June 02	June 01	Change (%)
Sales	100.7	74.9	34%
Operating income	54.2	39.9	36%
Operating margin	53.8%	53.3%	
ADT	243,778	217,977	12

- *Ausol : Málaga-Estepona stretch*

	June 02	June 01	Change (%)
Sales	12.2	10.7	14
Operating income	8.7	6.6	32
Operating margin	71.3%	61.7%	
ADT	13,421	11,766	14

- *Autema*

Autema	June 02	June 01	Change (%)
Sales	13.6	11.8	15
Operating income	9.9	8.8	13
Operating margin	72.8%	74.6%	
ADT	14,552	13,979	4

5. Annex II – Performance by airports

- *Bristol airport*

Passenger numbers

	June 02	June 01	%
Domestic	418,723	207,982	101%
International	527,192	327,196	61%
Charter	566,720	546,817	4%
TOTAL	**1,512,635**	**1,081,995**	**40%**

Revenues

GBP (000)	June 02	June 01	%
Air traffic	8,956	8,062	11%
Platform services	1,546	1,416	9%
Commercial	3,428	2,824	21%
Car parks	3,553	2,496	42%
TOTAL	**17,483**	**14,798**	**18%**

Figures in pounds sterling (100% of the company).

Ferrovial – Results January - June 2002– Amounts in millions of euros

Additional information

Investor Relations Department
Ricardo Jiménez

Telephone: + 34 91 586 28 26

Fax: + 34 91 586 26 89

e-mail: rjimenez@ferrovial.es

ir@ferrovial.es

www.ferrovial.com

GENERAL

Security reference: 6718FAXF
Version 2.2.0
HALF-YEAR RESULTS:
HALF-YEAR: 1   YEAR: 2002

I. IDENTIFICATION DETAILS OF ISSUER

Company name: GRUPO FERROVIAL, S.A.
Business address: Príncipe de Vergara, 135 – 28002 Madrid
Tax identification number: A28606556

Persons who assume the responsibility for this information, posts they occupy and identification of their powers or faculties by virtue of which they represent the company:
Nicolás Villén Jiménez, Chief Financial Officer, with power granted before the notary Antonio del Moral Carro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.
Signature:

CONTENT OF HALF-YEAR RESULTS
(mark the corresponding box with an X if affirmative)

		Individual	Consolidated
I. Identification details of issuer	0010	x	
II. Change in consolidated group	0020		x
III. Basis of presentation and valuation standards	0030	x	x
IV. Balance sheet	0040	x	x
V. Income statement	0050	x	x
VI. Breakdown of net revenues by activity	0060	x	x
VII. Number of employees	0070	x	x
VIII. Business performance	0080		x
IX. Dividends distributed	0090	x	
X. Significant events	0100	x	x
XI. Annex explaining significant events	0110	x	x
XII. Special auditors' report	0120		

II. CHANGE IN THE COMPANIES COMPRISING THE CONSOLIDATED GROUP (19)

In the first half of 2002, the main changes in the consolidated group were as follows:

- Concessions:

In January 2002, in accordance with the agreements signed in September 2001, Grupo Ferrovial and Australian Macquarie Infrastructure Group (MIG) finally formalized their alliance in the concession and toll road business. MIG acquired 40% of Cintra, Concesiones de Infraestructuras de Transporte, S.A., which now concentrates on the toll road business in Spain and elsewhere, and the car park and airport activities were transferred to other Grupo Ferrovial subsidiaries.

Autopista Madrid Sur Concesionaria Española, S.A., the company that obtained the R-4 toll road concession, was consolidated for the first time. Grupo Ferrovial directly and indirectly owns 51.6% via Cintra, Concesiones de Infraestructuras de Transporte, S.A. and Europistas Concesionaria Española de Autopistas, S.A.

In June 2002, Grupo Ferrovial acquired 19.8% of the Sydney airport concession company (Australia) for €233 million, which is booked under long-term securities portfolio in the long-term financial investments item in the balance sheet as at 30 June 2002.

- Services:

In the first half of 2002, the income statements of Eurolimp, S.A. and its investees (a facility cleaning group, i.e. offices, installations and hospitals) were consolidated for the first time since it was acquired in December 2001. Only its balance sheet was consolidated as at 31 December 2001.

III. BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly.)

All the financial and accounting information included in this documentation was prepared in accordance with the generally accepted accounting principles and criteria required by current law.

The same principles and criteria used in the audited financial statements as at 31 December 2001 were applied.

IV. INDIVIDUAL COMPANY BALANCE SHEET
Units: Thousands of euros

	ASSETS		1H02	1H01
A)	DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	0200		
I.	Start-up expenses	0210		5,982
II.	Intangible assets	0220	467	1,037
II.1.	Rights on leased assets	0221		0
II.2.	Other intangible assets	0222	467	1,037
III.	Tangible fixed assets	0230	8,701	8,150
IV.	Long-term financial investments	0240	1,265,653	711,151
V.	Own shares held for the long term	0250	46,569	45,146
VI.	Long-term receivables	0255		
B)	FIXED ASSETS (1)	0260	1,321,390	771,466
C)	DEFERRED CHARGES (2)	0280		
I.	Due from shareholders for called capital	0290		0
II.	Inventories	0300	847	21,095
III.	Accounts receivable	0310	21,010	11,345
IV.	Short-term financial investments	0320	161,632	232,669
V.	Own shares held for the short term	0330		0
VI.	Cash	0340	18,533	4,384
VII.	Accrual adjustments	0350	257	547
D)	CURRENT ASSETS	0360	202,279	270,040
	TOTAL ASSETS (A + B + C + D)	0370	1,523,669	1,041,506

	LIABILITIES		1H02	1H01
I.	Subscribed capital	0500	140,265	140,265
II.	Reserves	0510	472,252	480,734
III.	Prior years' results	0520		0
IV.	Period results	0530	68,561	774
V.	Interim dividends paid in the year	0550		0
A)	SHAREHOLDERS' EQUITY	0560	681,078	621,773
B)	DEFERRED REVENUES (3)	0590	0	0
C)	PROVISIONS FOR CONTINGENCIES AND EXPENSES	0600	8,230	1,010
I.	Issue of bonds and other marketable securities	0610		
II.	Payable to credit institutions	0615		
III.	Payable to group and associated companies	0620		0
IV.	Long-term operating payables	0625		0

V.	Other long-term payables	0630	125,000	1,202
D).	LONG-TERM DEBT	0640	125,000	1,202
I.	Issue of bonds and other marketable securities	0650		0
II.	Payable to credit institutions	0655	34,534	1,666
III.	Payable to group and associated companies	0660	657,825	373,202
IV.	Trade payables	0665	3,466	15,182
V.	Other short-term payables	0670	13,347	26,484
VI.	Accrual adjustments	0680	2	309
E).	CURRENT LIABILITIES (4)	0690	709,174	416,843
F).	SHORT-TERM PROVISIONS FOR CONTINGENCIES AND EXPENSES	0695	187	678
	TOTAL LIABILITIES (A + B + C + D + E + F)	0700	1,523,669	1,041,506

V. INDIVIDUAL COMPANY INCOME STATEMENT

Units: Thousands of euros

			1H02		1H01	
			Amount	%	Amount	%
+	Net revenues (5)	0800	19,918	100.00%	15,703	100.00%
+	Other revenues (6)	0810	31	0.16%		0.00%
+/-	Change in finished product and product-in-process inventories	0820		0.00%	11,762	74.90%
=	TOTAL PRODUCTION VALUE	0830	19,949	100.16%	27,465	174.90%
-	Net purchases	0840	-811	-4.07%	-12,187	-77.61%
+/-	Change in merchandise, raw material and other consumable inventories	0850		0.00%		0.00%
-	External and operating expenses (7)	0860	-9,539	-47.89%	-7,218	-45.97%
=	ADJUSTED ADDED VALUE	0870	9,599	48.19%	8,060	51.33%
+/-	Other expenses and revenues (8)	0880		0.00%	0	0.00%
-	Personnel expenses	0890	-9,668	-48.54%	-7,938	-50.55%
=	GROSS OPERATING PROFIT	0900	-69	-0.35%	122	0.78%
-	Depreciation and amortization	0910	-731	-3.67%	-1,452	-9.25%
-	Reversion Fund provision	0915		0.00%	0	0.00%
-	Change in working capital provisions (9)	0920		0.00%	-36	-0.23%
=	NET OPERATING PROFIT	0930	-800	-4.02%	-1,366	-8.70%
+	Financial revenues	0940	71,137	357.15%	10,205	64.99%
-	Financial expenses	0950	-4,073	-20.45%	-8,761	-55.79%
+	Capitalized interest and exchange differences	0960		0.00%	0	0.00%
-	Amortization and financial provisions (10)	0970		0.00%	0	0.00%
=	PROFIT ON ORDINARY ACTIVITIES	1020	66,264	332.68%	78	0.50%
+/-	Results from intangible and tangible fixed assets and control portfolio (11)	1021		0.00%	-270	-1.72%
-	Change in provisions for intangible and tangible fixed assets and control portfolio (12)	1023	-4,153	-20.85%	888	5.65%
+/-	Results from transactions with own shares and bonds (13)	1025	12,413	62.32%	136	0.87%
+/-	Prior years' results (14)	1026		0.00%		0.00%
+/-	Other extraordinary items (15)	1030	-2,771	-13.91%	359	2.29%
=	PROFIT BEFORE TAXES	1040	71,753	360.24%	1,191	7.58%
+/-	Corporate income taxes and other	1042	-3,192	-16.03%	-417	-2.66%

= PERIOD PROFIT	1044	68,561	344.22%	774	4.93%

IV. CONSOLIDATED GROUP BALANCE SHEET

Units: Thousands of euros

ASSETS			1H02	1H01
A)	DUE FROM SHAREHOLDERS FOR UNCALLED CAPITAL	1200	8,730	43,716
I.	Start-up expenses	1210	8,979	12,105
II.	Intangible assets	1220	154,371	185,028
II.1.	Rights on leased assets	1221	5,123	6,592
II.2.	Other intangible assets	1222	149,248	178,436
III.	Tangible fixed assets	1230	4,823,310	4,535,750
IV.	Long-term financial investments	1240	802,566	712,486
V.	Controlling company shares held for the long term	1250	53,328	52,411
VI.	Long-term receivables	1255		
B)	FIXED ASSETS (1)	1260	5,842,554	5,497,780
C)	GOODWILL IN CONSOLIDATION (2)	1270	357,714	306,037
C)	DEFERRED CHARGES (2)	1280	810,905	749,780
I.	Due from shareholders for called capital	1290		0
II.	Inventories	1300	1,101,433	888,486
III.	Accounts receivable	1310	1,849,695	2,073,039
IV.	Short-term financial investments	1320	832,955	456,008
V.	Controlling company shares held for the short term	1330		0
VI.	Cash	1340	373,480	317,230
VII.	Accrual adjustments	1350	62,472	27,772
D)	CURRENT ASSETS	1360	4,220,035	3,762,535
	TOTAL ASSETS (A + B + C + D + E)	1370	11,239,938	10,359,848

LIABILITIES			1H02	1H01
I.	Subscribed capital	1500	140,265	140,265
II.	Reserves at controlling company	1510	472,252	487,999
III.	Reserves at consolidated companies (16)	1520	534,760	353,271
IV.	Translation differences (17)	1530	-20,092	106,398
V.	Results attributed to controlling company	1540	327,642	115,292
VI.	Interim dividends paid in the year	1550		0
A)	SHAREHOLDERS' EQUITY	1560	1,454,827	1,203,225
B)	MINORITY INTERESTS	1570	770,344	482,758
C)	NEGATIVE DIFFERENCE IN CONSOLIDATION	1580	8,327	6,445
D)	DEFERRED REVENUES (3)	1590	55,832	28,995
E)	PROVISIONS FOR CONTINGENCIES AND EXPENSES	1600	249,429	86,324

I.	Issue of bonds and other marketable securities	1610	3,255,867	2,977,934
II.	Payable to credit institutions	1615	1,320,394	1,898,513
III.	Long-term trade payables	1625	463,138	231,928
IV.	Other long-term payables	1630	619	1,847
F)	LONG-TERM DEBT	1640	5,040,018	5,110,222
I.	Issue of bonds and other marketable securities	1650	87,864	16,123
II.	Payable to credit institutions	1655	405,916	367,555
III.	Trade payables	1665	2,346,225	2,359,330
IV.	Other short-term payables	1670	581,816	587,470
V.	Accrual adjustments	1680	88,111	34,800
G)	CURRENT LIABILITIES (4)	1690	3,509,932	3,365,278
H)	SHORT-TERM PROVISIONS FOR CONTINGENCIES AND EXPENSES	1695	151,229	76,601
	TOTAL LIABILITIES (A + B + C + D + E + F + G + H)	1700	11,239,938	10,359,848

V. CONSOLIDATED GROUP INCOME STATEMENT

Units: Thousands of euros		1H02 Amount	%	1H01 Amount	%
+ Net revenues (5)	1800	2,312,469	100.00%	1,850,292	100.00%
+ Other revenues (6)	1810	39,265	1.70%	6,193	0.33%
+/- Change in finished product and product-in-process inventories	1820	85,046	3.68%	43,523	2.35%
= TOTAL PRODUCTION VALUE	1830	2,436,780	105.38%	1,900,008	102.69%
- Net purchases	1840	-515,006	-22.27%	-382,044	-20.65%
+/- Change in merchandise, raw material and other consumable inventories	1850	-29,081	-1.26%	0	0.00%
- External and operating expenses (7)	1860	-1,261,610	-54.56%	-1,040,211	-56.22%
= ADJUSTED ADDED VALUE	1870	631,083	27.29%	477,753	25.82%
+/- Other expenses and revenues (8)	1880		0.00%		0.00%
- Personnel expenses	1890	-328,664	-14.21%	-275,247	-14.88%
= GROSS OPERATING PROFIT	1900	302,419	13.08%	202,506	10.94%
- Depreciation and amortization	1910	-31,152	-1.35%	-31,329	-1.69%
- Reversion Fund provision	1915	-8,844	-0.38%	-3,888	-0.21%
- Change in working capital provisions (9)	1920	-20,037	-0.87%	-9,424	-0.51%
= NET OPERATING PROFIT	1930	242,386	10.48%	157,865	8.53%
+ Financial revenues	1940	35,337	1.53%	27,505	1.49%
- Financial expenses	1950	-71,939	-3.11%	-48,600	-2.63%
+ Capitalized interest and exchange differences	1960		0.00%	0	0.00%
- Amortization and financial provisions (10)	1970		0.00%	0	0.00%
+/- Translation differences (18)	1980		0.00%	0	0.00%
+/- Results at equity-accounted affiliates	1990	11,437	0.49%	5,177	0.28%
- Amortization of goodwill in consolidation	2000	-13,220	-0.57%	-7,089	-0.38%
+ Reversal of negative differences in consolidation	2010		0.00%	0	0.00%
= PROFIT ON ORDINARY ACTIVITIES	2020	204,001	8.82%	134,858	7.29%
+/- Results from intangible and tangible fixed assets and control portfolio (11)	2021	388,793	16.81%	29,689	1.60%
- Change in provisions for intangible and tangible fixed assets and control portfolio (12)	2023	6	0.00%	-905	-0.05%
+/- Results from transactions with own shares and bonds (13)	2025	13,275	0.57%	137	0.01%
+/- Prior years' results (14)	2026	-3,328	-0.14%	639	0.03%
+/- Other extraordinary items (15)	2030	-158,771	-6.87%	4,031	0.22%

= PROFIT BEFORE TAXES	2040	443,976	19.20%	168,449	9.10%
+/- Corporate income taxes	2042	-138,989	-6.01%	-48,918	-2.64%
= PERIOD PROFIT	2044	304,987	13.19%	119,531	6.46%
+/- Profit attributed to minority interests	2050	22,655	0.98%	-4,239	-0.23%
= PERIOD PROFIT ATTRIBUTED TO CONTROLLING COMPANY	2060	327,642	14.17%	115,292	6.23%

VI. BREAKDOWN OF NET REVENUES BY ACTIVITY

ACTIVITY		INDIVIDUAL 1H02	INDIVIDUAL 1H01	CONSOLIDATED 1H02	CONSOLIDATED 1H01
Construction	2100	2,235	246	1,712,798	1,526,975
Real estate	2105			316,609	130,742
Concessions	2110			203,646	150,959
Services	2115			156,505	99,366
Other & adjustments	2120	17,683	15,457	-77,089	-57,750
	2125				
	2130				
	2135				
	2140				
Completed construction pending certification (*)	2145				
Total net revenues	2150	19,918	15,703	2,312,469	1,850,292
Spanish market	2160	19,918	15,703	1,703,490	1,268,281
Exports to: European Union	2170			137,753	64,400
OECD	2173			312,916	348,399
Other countries	2175			158,310	169,212

(*) To be completed only by construction companies

VII. AVERAGE NUMBER OF EMPLOYEES IN THE PERIOD

		INDIVIDUAL 1H02	INDIVIDUAL 1H01	CONSOLIDATED 1H02	CONSOLIDATED 1H01
TOTAL EMPLOYEES	3000	176	166	28,134	23,381

VIII. BUSINESS PERFORMANCE

(In addition to complying with the instructions for completing this half-year information, the information included in this section must expressly mention the following: revenues and related costs; composition and analysis of the main transactions that generated extraordinary items; the securities portfolio; comments about the main investments and divestments and their effect on the company's working capital, especially cash; sufficient explanation about the nature and effects of the items that may significantly change revenues or profit in the half-year with respect to those reported in the previous quarter).

* In June 2002, completed construction pending certification amounted to €379.725 million on a consolidated basis (€315.514 million in June 2001).

In the January-June period, consolidated revenues totaled €2,312.4 million euros, 25% more than in the same period of 2001.

	June 2002	June 2001	Change (%)
Construction	1,712.8	1,527.0	12.2
Real estate	316.6	130.7	142.2
Concessions	203.6	151.0	34.8
Services	156.5	99.4	57.4
Adjustments	-77.1	-57.8	
Total	2,312.4	1,850.3	25.0

In the January-June period, consolidated operating profit amounted to €242.4 million (+53.5%), with considerable improvement in all areas.

	June 2002	June 2001	Change (%)
Construction	57.4	48.8	17.6
Real estate	61.4	41.0	49.8
Concessions	94.7	68.0	39.3
Services	6.9	4.6	50.0
Adjustments & other	22.0	-4.5	
Total	242.4	157.9	53.5

The "Adjustments & other" item includes €24 million of capitalized financial expenses for toll roads under construction.

The concession companies' net financial loss amounted to €41 million due mainly to the increase in debt as a result of the consolidation of Santiago-Talca in September 2001.

The rest of the group posted a financial gain of €4.4 million due mainly to the formalization of the agreement with Macquarie in mid-January, which provided €816 million in cash and eliminated debt, so the group now has a net cash position.

At the end of the first half, the group had €122 million in cash (excluding the concession companies' debt, which is without recourse to Ferrovial), compared with €584 million in debt as at June 2001.

The 49% gearing in June 2001 has disappeared.

IX. DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year.)

		% of par value	Euros per share	Amount (thousands of euros)
1. Ordinary shares	3100	22.3%	0.23	31,333
2. Preference shares	3110			
3. Non-voting shares	3120			

Additional information about distributed dividends (interim, supplementary, etc.)

Annex on the next page (G-8b)

E) SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to mandatory disclosure in accordance with art. 53 of the Spanish Securities Market Law (5% and multiples)	3200		X
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		X
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant investments or divestments, etc.)	3220	X	
4. Increase and decrease in share capital or securities value	3230		X
5. Issuance, redemption or cancellation of debt securities	3240		X
6. Change in Directors or Board of Directors	3250	X	
7. Amendments to the Company Bylaws	3260	X	
8. Transformation, mergers or spin-offs	3270		X
9. Changes in the sector's institutional regularization with a significant effect on the economic or financial situation of the Company or Group	3280		X
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		X
11. Bankruptcy, protection from creditors, etc.	3310		X
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		X
13. Strategic agreements with domestic or foreign groups (stock deals, etc.)	3330		X
14. Other significant events	3340		X

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

Additional information about distribution of dividends (interim, supplementary, etc.)

On 22 March 2002, the Shareholders' Meeting of Grupo Ferrovial, S.A. resolved to pay a supplementary dividend of €0.13 per share (€17,710,222.53) out of 2001 income and an additional dividend of €0.10 per share (€13,623,248.10) out of voluntary reserves, excluding the treasury stock existing at the time of the aforementioned meeting.

This dividend was paid in May 2002.
Additionally, an interim dividend of €0.18 per share was approved and paid in November 2001. Consequently, the total dividend paid out of 2001 income and reserves amounts to €0.41 per share.

XI. ANNEX EXPLAINING SIGNIFICANT EVENTS

1. On 22 March 2002, the Shareholders' Meeting approved, among others, the following resolutions:

- Approval of the 2001 consolidated financial statements, in which profit attributable to the controlling company amounted to €218.3 million.
- Approval of the 2001 individual financial statements, in which profit totaled €47.4 million.
- Distribution of a dividend of €0.41 per share out of 2001 income.
- Appointment of Joaquín Ayuso García as a member of the company's Board of Directors. Re-appointment of the directors Santiago Bergareche Busquet, Jaime Carvajal Urquijo and Fernando del Pino y Calvo-Sotelo.
- Re-appointment of Arthur Andersen as the auditor of the company and its consolidated group for 2002.
- Amendment to article 25 of the bylaws relating to remuneration of members of the board of directors, to establish remuneration formulas referenced to the value of the Company's share. It was resolved that part of the Board of Directors' remuneration be quantified by applying the increase or decrease of the company's share price in the securities markets.
- Authorization so that the Board of Directors can acquire the company's own shares representing up to 5% of capital stock.

2. On 25 January, the Board of Directors resolved to appoint Santiago Bergareche Busquet as non-executive Vice-chairman of the Board of Directors.

3. On 22 March 2002, the Board of Directors approved the appointment of Joaquín Ayuso García as the company CEO and member of the Executive Committee. The following directors were re-appointed as members of that Committee: Santiago Bergareche Busquet, Jaime Carvajal Urquijo and Fernando del Pino y Calvo-Sotelo.

4. On 31 May, the Board of Directors appointed Gabriele Burgio as a company director by co-option, with the status of independent director. His appointment was due to the resignation of Manuel Azpilicueta Ferrer.

5. On 15 January 2002, the agreement signed in September 2001 between Grupo Ferrovial and Macquarie Infrastructure Group (MIG) finally materialized in which the latter acquired 40% of Cintra Concesiones de Infraestructuras de Transporte, S.A. for €816 million.

6. Grupo Ferrovial, S.A., via Cintra, reached an agreement to acquire an additional 5.8% of 407 ETR (owner of the 407 Express Toll Route in Toronto) for €128.2 million, which will be financed by Cintra's shareholders' equity . Once the acquisition takes place, Cintra will own 67.1%.

7. Grupo Ferrovial, S.A. has a 19.8% stake (€233 million) in the consortium that obtained a 95-year concession to operate Sydney airport. The total investment amounts to €3,850 million.

The foregoing significant events were notified to the CNMV on 15 and 25 January, 1, 20 and 22 March and 5 and 25 June 2002.

XII. SPECIAL AUDITORS' REPORT

(This section must only be completed in the information relating to the first half of the year following the latest closed audited year and shall be applicable to issuers which, in accordance with section 13 of the Ministerial Order dated 18 January 1991, are required to present a special auditors' report, when the audit report on the financial statements of the year immediately before had denied an opinion or contained an adverse or qualified opinion. It should mention that the special auditors' report is attached as an annex to the half-year information and reproduces the information or statements made by the company directors about the updated situation of the qualifications included by the auditor in his report on the financial statements of the previous year and which, in accordance with the applicable technical audit standards, was used as the basis for preparing the aforementioned special report).

INSTRUCTIONS FOR DRAFTING THE HALF-YEARLY REPORT

(GENERAL)

- Unless otherwise stated, the required monetary amounts must be expressed in thousands of euros, without any decimal points and rounded off,.
- Negative amounts must be expressed with a minus sign (-) in front of the number.
- Unless otherwise stated, each figure must include next to it the figure for the corresponding period of the previous year.
- The information included under "Business performance" must enable investors to form their own opinion, with sufficient background information, about the company's activity, its results during the reporting period, its financial position and other essential details about the general functioning of the company's business.

- Definitions:

(1) The different items under **Fixed assets** and investments must be shown net of accumulated depreciation and provisions.

(2) **Deferred charges** will include debt-arrangement expenses (expenses on issue and modification of fixed income securities and debt arrangement, including notary's fees, taxes, issuance of securities and similar), deferred interest expenses on marketable securities (the difference between the amount to be repaid and the issuance price of the fixed income securities and similar liabilities) and deferred interest expenses (difference between the amount to be repaid and the amount received in debts other than those represented by fixed income securities). Companies in the electricity sector must also include electricity industry accrual accounts under this heading.

(3) **Deferred revenues** will comprise capital subsidies, exchange gains, deferred interest revenues (interest included in the nominal value of the loans granted for trade operations, which will be booked in income in future years) and other deferred revenue.

(4) The part of long-term debts maturing in less than twelve (12) months' time must be transferred to the **Current liabilities** item.

(5) **Net revenues** comprise the amounts from the sale of products and services rendered as part of the company's ordinary activities, less discounts and other rebates on sales and value added tax and other taxes directly related to the revenues figure.

(6) **Other revenues** comprise non-operating revenue, capitalized in-house work on fixed assets (with the exception of capitalized interest and exchange differences) and operating subsidies (capital subsidies transferred to period income must not be included).

(7) **External and operating expenses** shall include:

* Work carried out by other companies, external services (leasing, repair work, transport, insurance, energy, etc.), taxes (except income tax) and other management expenses.

* Provisions for contingencies and operating expenses (major repair work, etc., excluding provision for pensions and similar obligations, which must be registered under employee expenses).

(8) **Other expenses and revenues** must include profits or losses relating to non-managerial investors in the operations regulated under Articles 239 to 243 of the Commercial Code and from similar joint ventures.

(9) **Change in working capital provisions** will include sums booked in the period, net of overprovisions and reversals, for reversible depreciation of stocks and customer and other receivables. This item will also include final bad debts of customers and others.

(10) **Amortization and financial provisions** will include sums booked in the period, net of overprovisions and reversals, for reversible depreciation of marketable securities (excepting those which correspond to holdings in the capital of group companies or affiliates) and other marketable securities and in non-trade loans, both short- and long-term.

(11) **Results from intangible and tangible fixed assets and control portfolio** will include profits and losses arising from disposal of intangible and tangible fixed assets and long-term holdings in group companies, multigroup companies or affiliates, or total or partial removal from inventory due to losses caused by irreversible depreciation of these assets.

(12) **Change in provisions for intangible and tangible fixed assets and control portfolio** will include provisions booked in the period, net of overprovisions and reversals, for reversible depreciation of tangible assets and reversible amortization of intangible assets, as well as long-term holdings in group companies or affiliates.

(13) Results from transactions with own shares and bonds will include profits or losses arising from the amortization of bonds or the disposal of shares and bonds issued by the company.

(14) **Prior years' results** will include material prior years' earnings which, given their materiality, cannot be booked as such.

(15) **Other extraordinary items** will include:

* The amount of capital subsidies transferred to income for the period.

* Material extraordinary revenues and expenses which are not considered periodic , when evaluating the company's future results.

(16) **Reserves at consolidated companies** will include those relating to fully or proportionally consolidated companies, and to companies accounted for by the equity method.

(17) and (18) The **Translation differences** items (in consolidated accounts only) will include differences which arise from translating the foreign currency balances of fully or proportionally consolidated companies or companies accounted for by the equity method.

(19) **Change in the companies comprising the consolidated group:** only those companies which have been added to or excluded from the consolidated structure during the previous financial year are to be included.